Exhibit 99.1

Norwegian Cruise Line Reports Results for Third Quarter 2012

Operating Income Improves 8.8% on Higher Revenue, Lower Operating Costs

New Breakaway Plus Vessel Ordered for Delivery in 2015

MIAMI--(BUSINESS WIRE)--October 31, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the quarter ended September 30, 2012.

Operating income increased 8.8% to $174.1 million in the third quarter of 2012 compared to $160.0 million in 2011 with an improvement in operating margin to 25.8% from 24.0%. Adjusted EBITDA grew 7.2% to $223.6 million from $208.6 million with an increase in Adjusted EBITDA margin to 33.2% from 31.3%. Net Revenue increased 1.8% to $498.4 million primarily due to an increase in Net Yield. With increases in both ticket and onboard and other revenue, Net Yield improved 1.0%, or 2.6% on a Constant Currency basis.

Net Cruise Cost per Capacity Day decreased 3.3% in the period, or 2.1% on a Constant Currency basis. This decrease reflects lower ship operating expenses, timing of repair and maintenance expense, and efficiencies from business improvement initiatives partially offset by a 13.5% increase in the per metric ton cost of fuel to $679. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 7.7%, or 6.2% on a Constant Currency basis.

“Posting these great results, despite the challenging economic environment in Europe where we had a record deployment, is a testament to the discipline and rigor instilled at Norwegian to continuously improve quarter after quarter,” said Kevin Sheehan, the Company’s President and Chief Executive Officer. “Our results reflect strategic pricing programs, benefits from process improvements and other enhancement initiatives which resulted in a nine percent improvement in operating income,” continued Sheehan.

Interest expense, net for the quarter decreased $2.7 million while other income increased $3.9 million. Net income for the quarter increased 19.2% to $128.2 million on revenue of $674.4 million from net income of $107.5 million on revenue of $666.6 million.

Quarter Highlights

During the quarter, the Company announced upcoming enhancements to Pride of America, Norwegian’s US-flagged ship which sails exclusive seven-day itineraries in Hawai’i. Twenty-four new suites and four new studio staterooms will be added, bringing the ship’s capacity to approximately 2,200 Berths. The new suites will include two 566 square foot Owners Suites with the remainder designated as Family Suites ranging in size from 363 to 416 square feet. All suites include dedicated butler and concierge services and access to private dining for breakfast and lunch. During her 14-day dry-dock, Pride of America will also be outfitted with Norwegian’s signature Brazilian steakhouse, Moderno Churrascaria. Other enhancements include shipwide Wi-Fi, flat screen televisions in all staterooms and upgrades to the fitness center, gift shop, and photo and art galleries.

The Company also added two interactive experiences to Great Stirrup Cay, its private island in the Caribbean. These include the Stingray Encounter which allows guests to swim with the island’s friendly stingrays and the Fate of the Fancy Snorkel Adventure which takes guests on an underwater journey to discover the abandoned wreckage of The Fancy. For guests preferring to relax on the sandy beach there is the new Light House Beach Bar presented by Patron.

Progress on the Company’s groundbreaking Breakaway class vessels continues as scheduled. During the quarter, Norwegian Breakaway continued to strengthen ties with her homeport of New York City. In September, the ship’s hull art, designed by legendary Peter Max, was revealed showcasing two icons of New York, the city’s skyline as well as the Statue of Liberty. The theme of New York icons continued with the announcement of Norwegian Breakaway’s godmothers, the Rockettes® from New York’s famed Radio City Music Hall. The godmother relationship goes well past the ship’s inaugural and christening with a marketing partnership which names Norwegian as the official cruise line of the Rockettes and Radio City Music Hall. The partnership also includes two Rockettes sailing on select voyages and offering special fitness classes, photo opportunities and more. Guests will also enjoy a Rockettes retrospective in the ship’s library, as well as featured beverages and more. Guests on Norwegian Breakaway will also be able to take advantage of the ship’s groundbreaking, two-level spa and fitness facility. Highlights include the first-ever salt room at sea, a thermal suite and 22 treatment rooms offering more than 50 services. “By naming the Rockettes as Norwegian Breakaway’s godmothers, we continue to strengthen her ties to New York City,” said Sheehan. “These ties also include partnerships with Peter Max and Chef Geoffrey Zakarian; along with an entertainment lineup that includes three Broadway shows: Rock of Ages, Burn the Floor and Cirque Dreams and Dinner: Jungle Fantasy. In addition, our state of the art spa will offer a tranquil respite from the hustle and bustle of the city.”

The Company recently announced that the second ship of the Breakaway class, Norwegian Getaway, will be delivered in January 2014, ahead of schedule. Also announced was the ship’s inaugural season itinerary, sailing Eastern Caribbean voyages year-round from Miami. Norwegian Getaway will be the largest ship to sail year-round out of Miami, and like her sister ship’s ties with New York, she will have strong ties with her homeport in the Magic City.

On October 18th, the Company announced it placed an order with Meyer Werft, builder of the Company’s current Breakaway class ships as well as all four ships in the fleet’s Jewel-class, for one Breakaway Plus class ship, together with an option for a second sister ship. The 4,200 Berth Breakaway Plus class ship will incorporate many of the Breakaway class vessels’ unique design elements and innovations. Delivery of the first Breakaway Plus ship is scheduled for October 2015 with export credit financing in place.

Terminology

Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments.

Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

Capacity Days. Available Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 46-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which revolutionized the industry by giving guests more freedom and flexibility. Today, Norwegian invites guests to “Cruise Like a Norwegian” on one of 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and has been named “Best Overall Cruise Ship” by the readers of Travel Weekly and “Best Ship for Sea Days” by Cruise Critic. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, The Second City®, Howl at the Moon Dueling Pianos, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, under construction for delivery in April 2013 and January 2014, along with one larger “Breakaway Plus” vessel for delivery in fall 2015. Known as New York’s ship, Norwegian Breakaway will be the largest vessel to homeport year-round in the city, sailing to Bermuda for the summer beginning May 12, 2013. Norwegian Breakaway’s features include hull art by legendary artist Peter Max, seafood restaurant Ocean Blue by famed New York chef Geoffrey Zakarian, and fitness classes and a retrospective display from the ship’s iconic godmothers, the Rockettes®. The entertainment lineup includes three Broadway shows: Rock of Ages, Burn the Floor and Cirque Dreams™ & Dinner: Jungle Fantasy. Norwegian Getaway, the largest ship to homeport year-round in Miami, will sail Eastern Caribbean voyages beginning in February 2014. Sailings for both vessels are now on sale.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook, Twitter, and Instagram @Norwegiancruiseline, Pin us on Pinterest, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the impact of any breaches in data security or other disturbances to our information technology and other networks; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms and prevent any disruptions in work; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other factors discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Revenue
Passenger ticket	$490,322	$490,081	$1,257,871	$1,225,980
Onboard and other	184,089	176,553	515,204	504,750
Total revenue	674,411	666,634	1,773,075	1,730,730
Cruise operating expense
Commissions, transportation and other	122,331	126,552	321,640	319,611
Onboard and other	53,641	50,563	136,851	133,650
Payroll and related	72,961	74,448	220,683	219,017
Fuel	69,602	61,106	206,743	181,716
Food	32,452	32,814	95,163	95,336
Other	43,084	53,797	152,759	175,165
Total cruise operating expense	394,071	399,280	1,133,839	1,124,495
Other operating expense
Marketing, general and administrative	57,779	60,818	190,748	193,178
Depreciation and amortization	48,423	46,517	140,900	139,284
Total other operating expense	106,202	107,335	331,648	332,462
Operating income	174,138	160,019	307,588	273,773
Non-operating income (expense)
Interest expense, net	(47,196)	(49,888)	(142,271)	(144,439)
Other income (expense)	1,246	(2,622)	2,186	(534)
Total non-operating income (expense)	(45,950)	(52,510)	(140,085)	(144,973)
Net income	$128,188	$107,509	$167,503	$128,800

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	September 30,	December 31,
	2012	2011

Assets
Current assets:
Cash and cash equivalents	$68,694	$58,926
Accounts receivable, net	15,119	8,159
Inventories	43,175	36,234
Prepaid expenses and other assets	60,636	48,824
Total current assets	187,624	152,143
Property and equipment, net	4,934,434	4,640,093
Goodwill and tradenames	611,330	602,792
Other long-term assets	159,255	167,383
Total assets	$5,892,643	$5,562,411
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$184,156	$200,582
Accounts payable	66,961	80,327
Accrued expenses and other liabilities	253,905	208,102
Due to affiliate	29,852	2,963
Advance ticket sales	378,240	325,472
Total current liabilities	913,114	817,446
Long-term debt	2,726,742	2,837,499
Due to affiliate	177,013	-
Other long-term liabilities	64,262	63,003
Total liabilities	3,881,131	3,717,948
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,335,424	2,331,973
Accumulated other comprehensive income (loss)	(23,699)	(19,794)
Retained earnings (deficit)	(300,238)	(467,741)
Total shareholders' equity	2,011,512	1,844,463
Total liabilities and shareholders' equity	$5,892,643	$5,562,411

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Nine Months Ended
	September 30,
	2012	2011
Cash flows from operating activities
Net income	$167,503	$128,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	160,781	159,527
Gain on derivatives	(2,067)	(1,573)
Write-off of deferred financing fees	2,358	-
Share-based compensation expense	495	906
Premium on debt issuance	6,000	-
Changes in operating assets and liabilities:
Accounts receivable, net	(4,649)	(4,626)
Inventories	(6,941)	(8,798)
Prepaid expenses and other assets	375	(9,154)
Accounts payable	(13,393)	211
Accrued expenses and other liabilities	27,312	22,981
Advance ticket sales	38,749	35,272
Net cash provided by operating activities	376,523	323,546
Cash flows from investing activities
Additions to property and equipment and other	(229,855)	(117,321)
Net cash used in investing activities	(229,855)	(117,321)
Cash flows from financing activities
Repayments of long-term debt	(718,255)	(334,986)
Proceeds from long-term debt	584,990	122,086
Other	(3,635)	(537)
Net cash used in financing activities	(136,900)	(213,437)
Net increase (decrease) in cash and cash equivalents	9,768	(7,212)
Cash and cash equivalents at beginning of period	58,926	55,047
Cash and cash equivalents at end of period	$68,694	$47,835

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2012	2011	2012	2011

Passengers carried		402,231	412,996	1,160,241	1,160,076
Passenger Cruise Days		2,727,697	2,724,424	7,865,959	7,755,229
Capacity Days		2,418,832	2,400,480	7,192,091	7,083,888
Occupancy Percentage		112.8%	113.5%	109.4%	109.5%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,

		2012			2012
		Constant			Constant
	2012	Currency	2011	2012	Currency	2011

Passenger ticket revenue	$490,322	$500,870	$490,081	$1,257,871	$1,274,089	$1,225,980
Onboard and other revenue	184,089	184,089	176,553	515,204	515,204	504,750
Total revenue	674,411	684,959	666,634	1,773,075	1,789,293	1,730,730
Less:
Commissions, transportation and other expense	122,331	125,172	126,552	321,640	325,972	319,611
Onboard and other expense	53,641	53,641	50,563	136,851	136,851	133,650
Net Revenue	$498,439	$506,146	$489,519	$1,314,584	$1,326,470	$1,277,469

Capacity Days	2,418,832	2,418,832	2,400,480	7,192,091	7,192,091	7,083,888

Gross Yield	$278.82	$283.18	$277.71	$246.53	$248.79	$244.32
Net Yield	$206.07	$209.25	$203.93	$182.78	$184.43	$180.33

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,

		2012			2012
		Constant			Constant
	2012	Currency	2011	2012	Currency	2011

Total cruise operating expense	$394,071	$399,639	$399,280	$1,133,839	$1,141,792	$1,124,495
Marketing, general and administrative expense	57,779	58,394	60,818	190,748	192,138	193,178
Gross Cruise Cost	451,850	458,033	460,098	1,324,587	1,333,930	1,317,673
Less:
Commissions, transportation and other expense	122,331	125,172	126,552	321,640	325,972	319,611
Onboard and other expense	53,641	53,641	50,563	136,851	136,851	133,650
Net Cruise Cost	275,878	279,220	282,983	866,096	871,107	864,412
Less: Fuel expense	69,602	69,602	61,106	206,743	206,743	181,716
Net Cruise Cost Excluding Fuel	$206,276	$209,618	$221,877	$659,353	$664,364	$682,696

Capacity Days	2,418,832	2,418,832	2,400,480	7,192,091	7,192,091	7,083,888

Gross Cruise Cost per Capacity Day	$186.81	$189.36	$191.67	$184.17	$185.47	$186.01
Net Cruise Cost per Capacity Day	$114.05	$115.44	$117.89	$120.42	$121.12	$122.03
Net Cruise Cost Excluding Fuel per Capacity Day	$85.28	$86.66	$92.43	$91.68	$92.37	$96.37

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Net income	$128,188	$107,509	$167,503	$128,800
Interest expense, net	47,196	49,888	142,271	144,439
Depreciation and amortization expense	48,423	46,517	140,900	139,284
EBITDA	223,807	203,914	450,674	412,523
Other (income) expense	(1,246)	2,622	(2,186)	534
Other (1)	1,014	2,038	3,686	4,730
Adjusted EBITDA	$223,575	$208,574	$452,174	$417,787

(1) Includes non-cash compensation.

CONTACT:
Norwegian Cruise Line
Investor Relations:
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact:
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com